February 4, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.
Washington, DC  20549
Attn: Lauren Hamill

Re:	Edible Garden AG Incorporated
Amendment No. 2 to Registration Statement on Form S-1 Filed January 19, 2022 File No. 333-260655

Dear Ms. Hamill:

On behalf of Edible Garden AG Incorporated (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated February 1, 2022, providing the Staff’s comments with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”). The Company plans to file its next pre-effective amendment to the Registration Statement (the “Amendment”) via the EDGAR system once its audit for the year ended December 31, 2021 is complete.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

Amendment No. 2 to Registration Statement on Form S-1 filed January 19, 2022

2022 Reverse Stock Split, page 4

1.

Here you state that you will effect a reverse stock split of your common stock at a ratio of 1 for 5 prior to the effectiveness of the registration statement and that all balances in this registration statement have been adjusted to give effect to such assumed reverse stock split except for the financial statements. Please explain to us, and revise to disclose, the approval status of the reverse stock split. Please also revise to retroactively adjust your financial statements once the reverse stock split is approved to be effective before the effective date of the registration statement. Refer to SAB Topic 4C.

Response:  The Company respectfully acknowledges the Staff’s comment and will adjust its historical financial statements for the reverse stock split in the Amendment. The reverse stock split has been approved by the Company’s board of directors and stockholders, who have authorized the Company’s Chief Executive Officer and Chief Financial Officer to effect the reverse stock split immediately prior to the effectiveness of the Registration Statement. The Company will clarify the approval status and timing of the reverse stock split in the Amendment.

February 4, 2022

Capitalization, page 23

2.	Please tell us how you calculated the $7,105 accumulated deficit under the pro forma and pro forma as adjusted columns. Revise if necessary.

Response: The Company respectfully acknowledges the Staff’s comment. The accumulated deficit under the pro forma and pro forma as adjusted columns was calculated as follows:

(In thousands)
Accumulated Deficit as of September 30, 2021	$(5,530)
Issuance of 80,000 shares of common stock to Evergreen as compensation on January 14, 2022	(880)
Amortization of the debt discount which converts into equity upon completion of the IPO	(695)
Accumulated Deficit Unaudited Pro Forma and Unaudited Pro Forma as Adjusted	$(7,105)

If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact the undersigned by email at AMcClean@hselaw.com or telephone at (585) 231-1248.

Very truly yours,

/s/ Alexander R. McClean
Alexander R. McClean DIRECT DIAL: 585.231.1248 EMAIL: AMCCLEAN@HSELAW.COM